                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*

                              SALIX HOLDINGS, LTD.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                              794906305, 794906107
                                 (CUSIP Number)

                                  EDWIN R. BUSS
                              TREASURER, SECURITIES
                        I.G. INVESTMENT MANAGEMENT, LTD.
                                ONE CANADA CENTRE
                               447 PORTAGE AVENUE
                            WINNIPEG, MANITOBA CANADA
                                     R3C 3B6
                            TELEPHONE: (204) 956-8240
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                OCTOBER 17, 1997
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 794906305, 794906107

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
          Investors Canadian Small Cap Fund
          Reporting Person has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]

3.     SEC Use Only

4.     Source of Funds (See Instructions)
       00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.     Citizenship or Place of Organization
       Manitoba, Canada

Number of Shares        7.     Sole Voting Power 0
Beneficially Owned      8.     Shared Voting Power 593,900
by Each Reporting       9.     Sole Dispositive Power 0
Person With             10.    Shared Dispositive Power 593,900

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       593,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.    Percent of Class Represented by Amount in Row (11):
       5.9%

14.    Type of Reporting Person (See Instructions)
       00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2A

CUSIP NO. 794906305, 794906107

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
          I.G. Investment Management, Ltd.
          Reporting Person has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]

3.     SEC Use Only

4.     Source of Funds (See Instructions)
       00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund for investment in Units of Investors Canadian Small Cap Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.     Citizenship or Place of Organization
       Canada

Number of Shares        7.     Sole Voting Power 0
Beneficially Owned      8.     Shared Voting Power 593,900
by Each Reporting       9.     Sole Dispositive Power 0
Person With             10.    Shared Dispositive Power 593,900

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       593,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.    Percent of Class Represented by Amount in Row (11):
       5.9%

14.    Type of Reporting Person (See Instructions)
       CO (Corporation governed by the Canada Business Corporations Act), IA (Canadian)

                                       2B

CUSIP NO. 794906305, 794906107

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
          Investors Group Trust Co. Ltd.
          Reporting Person has no I.R.S. Identification Number.

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Source of Funds (See Instructions)
      00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund for investment in Units of Investors Canadian Small Cap Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        7.     Sole Voting Power 0
Beneficially Owned      8.     Shared Voting Power 593,900
by Each Reporting       9.     Sole Dispositive Power 0
Person With             10.    Shared Dispositive Power 593,900

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      593,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.   Percent of Class Represented by Amount in Row (11):
      5.9%

14.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Manitoba Corporations Act)

                                       2C

CUSIP NO. 794906305, 794906107

1.     Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
             Investors Group Inc.
             Reporting Person has no I.R.S. Identification Number.

2.     Check the Appropriate Box if a member of a Group (See Instructions)
       (a) [ ]
       (b) [ ]

3.     SEC Use Only

4.     Source of Funds (See Instructions)
       00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund for investment in Units of Investors Canadian Small Cap Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.     Citizenship or Place of Organization
       Canada

Number of Shares        7.     Sole Voting Power 0
Beneficially Owned      8.     Shared Voting Power 593,900
by Each Reporting       9.     Sole Dispositive Power 0
Person With             10.    Shared Dispositive Power 593,900

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       593,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.    Percent of Class Represented by Amount in Row (11):
       5.9%

14.    Type of Reporting Person (See Instructions)
       CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2D

CUSIP NO. 794906305, 794906107

1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
          Investors Group Trustco Inc.
          Reporting Person has no I.R.S. Identification Number.

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Source of Funds (See Instructions)
      00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund for investment in Units of Investors Canadian Small Cap Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization
      Canada

Number of Shares        7.     Sole Voting Power 0
Beneficially Owned      8.     Shared Voting Power 593,900
by Each Reporting       9.     Sole Dispositive Power 0
Person With             10.    Shared Dispositive Power 593,900

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      593,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.   Percent of Class Represented by Amount in Row (11):
      5.9%

14.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2E

ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this statement on Schedule 13D relates is the Common Shares, no par value (the "Common Stock" or the "Securities"), of Salix Holdings, Ltd., a British Virgin Islands corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

        This joint statement is filed by and on behalf of the following Reporting Persons signing this Schedule 13D and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company"), and Investors Canadian Small Fund (the "Fund").

        All of the Reporting Persons have their principal places of business at:

                       One Canada Centre
                       447 Portage Avenue
                       Winnipeg, Manitoba
                       R3C 3B6

        IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

        Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.

        The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Fund.

        The Trustee is a corporation formed under the Manitoba Corporations
Act. It is the trustee for the Unitholders of the Fund and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

        The Fund is an open-end mutual fund trust of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

        IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Fund are ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

        Power Financial Corporation owns 67.4% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

        Schedule 1 annexed hereto sets forth the name, principal occupation or employment and address of each of the executive officers and directors of IGI, Trustco, the Management Company, and the Trustee and is incorporated herein by reference. All such executive officers and directors are Canadian citizens except as indicated on Schedule 1. During the last five years, none of the Reporting Persons, nor to the best knowledge of any of them, any of the executive officers and directors listed on Schedule 1 hereto, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal (U.S.A.) or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Persons used an aggregate of approximately $4,656,485.69 to purchase the Issuer's Common Stock reported as beneficially owned in Item 5 below. The Issuer's Common Stock was purchased with funds of Unitholders of the Fund from time to time committed to the Trustee for investment in Units of the Fund.

ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the acquisition of the subject 593,900 shares of the Issuer's Common Stock was and is for investment only with no view to acquire or otherwise exercise control of or over the Issuer. The Fund may from time to time purchase additional shares of the Issuer's Common Stock and/or may from time to time sell any or all shares of Common Stock owned. None of the Reporting Persons has any commitment or other obligation to purchase or sell any shares of Common Stock of the Issuer, and the Management Company will do so on behalf of the Fund based upon the investment policies established by the Trustee for the Fund and the general and specific market conditions and the perceived prospects for the Issuer and the Issuer's Common Stock. In addition, the investment policy of the Fund limits its holdings in the stock of any issuer to 10% of the Fund's assets and to not more than 10% of any issuer's issued and outstanding common stock.

               Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)    The aggregate number and percentage of Securities to which this
Schedule 13D relates is 593,900 shares of Common Stock, representing 5.9% of the 32,621,161 shares of the Issuer's Common Stock outstanding, as reported as being outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1997. The Reporting Persons beneficially own those Securities as follows:


                                             Shares of                 % of
                                              Common                Class of
             Name                             Stock               Common Stock
             ----                             -----               ------------
Investors Group Inc.                          593,900                  5.9%
Investors Group Trustco Inc.                  593,900                  5.9%
Investors Group Trust Co. Ltd.                593,900                  5.9%
I.G. Investment Management, Ltd.              593,900                  5.9%
Investors Canadian Small Cap Fund             593,900                  5.9%

        (b) Under Sections 5.1 and 7.1 of the Declaration of Trust, the Trustee may be deemed to direct the disposition and voting of the shares of Issuer's Common Stock held by the Fund. However, IGI, Trustco, the Trustee and the Management Company may be deemed to beneficially own the subject 593,900 shares of the Issuer's Common Stock by virtue of the common officers and/or directors among IGI, Trustco, the Trustee and the Management Company, as indicated on Schedule I annexed hereto, and thus directly and indirectly share voting power and share dispositive power within the meaning of Rule 13d-3 under
Section 13(d) of the Securities Exchange Act of 1934 with respect to the subject 593,900 shares of Issuer's Common Stock.

        (c)    The table below sets forth purchases of the Issuer's Common
Stock by the Reporting Persons during the last sixty days. All of such purchases were effected by the Management Company on the Toronto Stock Exchange, except the purchase on October 17, 1998 which was effected as part of a public offering by the Issuer.


                                                                    Approximate Price
                                                                      Per Share ($)
                                           Amount of Shares           (exclusive of
             Date                           Of Common Stock           commissions)
       August 29, 1997                           5,000                    $8.00
      September 16, 1997                         5,000                    $8.00
       October 17, 1997                         345,000                   $7.00

        (d) The Fund has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held by it.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Investors Group Trust Co. Ltd. is the Trustee of the Fund. The Fund itself does not have any officers, although the Trust Declarations creating the Fund provides that officers can be appointed. The Trust Declaration for the Fund provides that the Trustee has the sole discretion to invest the assets of the Fund, vote portfolio securities, and borrow any money to the extent that the Trustee in its discretion deems necessary. The Trust Declaration further authorizes the Trustee to retain a manager to carry out the investment function and expressly state that the Management Company is that manager unless and until replaced. Pursuant to an Investment Management and Service Agreement for the Fund, the Management Company provides the Fund with day-to-day administrative services and with investment management services respecting transactions in securities of issuers in which the Fund may invest.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibits A, B, C, D, E and F are attached hereto

Exhibit A:      Joint Filing Agreement
Exhibit B:      Power of Attorney to Edwin R. Buss, James Fossen or David M.R.
                Cheop, as Attorney-in-Fact for Hugh Sanford Riley, President
                and Chief Executive Officer of Investors Group Inc.
Exhibit C:      Power of Attorney to Edwin R. Buss, James Fossen or David M.R.
                Cheop, as Attorney-in-Fact for Richard Elliott Archer,
                President of Investors Group Trustco Inc.
Exhibit D:      Power of Attorney to Edwin R. Buss, James Fossen or David M.R.
                Cheop, as Attorney-in-Fact for Wayne Stanley Walker, President
                and Chief Executive Officer of Investors Group Trust Co. Ltd.
Exhibit E:      Power of Attorney to Edwin R. Buss, James Fossen or David M.R.
                Cheop, as Attorney-in-Fact for Richard Elliott Archer,
                President of I.G. Investment Management, Ltd.

Exhibit F:      Power of Attorney to Edwin R. Buss, James Fossen or David M.R.
                Cheop, as Attorney-in-Fact for Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Small Cap Fund

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 1998      INVESTORS GROUP INC.

                             By:    /s/ Edwin R. Buss
                                    ----------------------------
                                    Edwin R. Buss, as
                                    Attorney-in-Fact for
                                    Hugh Sanford Riley,
                                    President and Chief
                                    Executive Officer of
                                    Investors Group Inc.

December 18, 1998      INVESTORS GROUP TRUSTCO INC.



                             By:    /s/ Edwin R. Buss
                                    ----------------------------
                                    Edwin R. Buss, as
                                    Attorney-in-Fact for
                                    Richard Elliott Archer,
                                    President of
                                    Investors Group Trustco Inc.

December 18, 1998      INVESTORS GROUP TRUST CO. LTD.



                             By:    /s/ Edwin R. Buss
                                    ----------------------------
                                    Edwin R. Buss, as
                                    Attorney-in-Fact for
                                    Wayne Stanley Walker,
                                    President and Chief Executive Officer
                                    Investors Group Trust Co. Ltd.

December 18, 1998      I.G. INVESTMENT MANAGEMENT, LTD.



                             By:    /s/ Edwin R. Buss
                                    ----------------------------
                                    Edwin R. Buss, as
                                    Attorney-in-Fact for
                                    Richard Elliott Archer,
                                    President of
                                    I.G. Investment Management, Ltd.

December 18 , 1998     INVESTORS CANADIAN SMALL CAP FUND



                             By:    /s/ Edwin R. Buss
                                    -------------------------------------------
                                    Edwin R. Buss,
                                    as Attorney-in-Fact for
                                    Wayne Stanley Walker,
                                    President and Chief Executive Officer of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Canadian Small Cap Fund

Schedule 1

    The following sets forth certain information about directors and executive officers of Investors Group Inc., Investors Group Trustco Inc., Investors Group Trust Co. Ltd. and I.G. Investment Management, Ltd.


------------------------------------------------------------------------------------------------------------------
Name and Residence or Employment      Present Principal Occupation or            Office and Directorship(s) Held
Address and Citizenship, if not a     Employment; Name, Principal Business,      in Reporting Persons
Canadian Citizen                      and Address in Which Such Employment is
                                      Conducted (if Different from Business
                                      Address of Employer)
------------------------------------------------------------------------------------------------------------------
James W. Burns, O.C.                  Deputy Chairman                            Director
751 Victoria Square                   Power Corporation of Canada                Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
------------------------------------------------------------------------------------------------------------------
Andre Desmarais                       President & Co-Chief Executive Officer     Director
751 Victoria Square                   Power Corporation of Canada                Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
------------------------------------------------------------------------------------------------------------------
Paul Desmarais, Jr.                   Chairman & Co-Chief Executive Officer      Director
751 Victoria Square                   Power Corporation of Canada                Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
------------------------------------------------------------------------------------------------------------------
Paul G. Desmarais, P.C., C.C.         Chairman of the Executive Committee        Director
751 Victoria Square                   Power Corporation of Canada                Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
------------------------------------------------------------------------------------------------------------------
J. David A. Jackson                   Chairman                                   Director
22nd Floor, P.O. Box 25               Blake, Cassels & Graydon                   Investors Group Inc.
Commerce Court West
Toronto, Ontario
M5L 1A9 (business)
------------------------------------------------------------------------------------------------------------------
Wanda M. Dorosz                       President, Chief Executive Officer &       Director
150 King Street West                  Managing Partner                           Investors Group Inc.
Suite 1505, SunLife Tower             Quorum Group of Companies
P.O. Box 5
Toronto, Ontario
M5H 1J9 (business)
------------------------------------------------------------------------------------------------------------------
Robert G. Graham                      Company Director                           Director
77 Avenue Road                                                                   Investors Group Inc.
Toronto, Ontario
M5R 3R8 (business)
------------------------------------------------------------------------------------------------------------------
Robert Gratton                        President & Chief Executive Officer        Director
751 Victoria Square                   Power Financial Corporation                Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
------------------------------------------------------------------------------------------------------------------
Rt. Hon. Donald F. Mazankowski,       Company Director                           Director
P.C.                                                                             Investors Group Inc.
P.O. Box 1350
5238 - 45 B. Avenue
Vegreville, Alberta
T9C 1S5 (business)
------------------------------------------------------------------------------------------------------------------
John S. McCallum                      Professor of Finance                       Director
Drake Centre, Room 462                Faculty of Management                      Investors Group Inc.
Winnipeg, Manitoba                    University of Manitoba
R3T 2N2 (business)                                                               Director
                                                                                 Investors Group Trust Co. Ltd.
------------------------------------------------------------------------------------------------------------------
Roy W. Piper                          Self-employed farmer                       Director
Box 160                                                                          Investors Group Inc.
Elrose, Saskatchewan
S0L 0Z0 (business)
------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
Susan Sherk                                Senior Consultant                          Director
Bonaventure Place                          AGRA Earth & Environmental                 Investors Group Inc.
95 Bonaventure Avenue
P.O. Box 2035, Station C
St. John's, Newfoundland
A1C 5R6 (business)
----------------------------------------------------------------------------------------------------------------------
Hon. P. Michael Pitfield, P.C., Q.C.       Vice-Chairman                              Director
751 Victoria Square                        Power Corporation of Canada                Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------------------
Michel Plessis-Belair, F.C.A.              Vice-Chairman & Chief Financial Officer    Director
751 Victoria Square                        Power Corporation of Canada                Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------------------
Gerard Veilleux, O.C., D.U.                President                                  Director
751 Victoria Square                        Power Communications Inc.                  Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------------------
Hugh Sanford Riley                         President & Chief Executive Officer and    President & Chief Executive
447 Portage Avenue                         Director                                   Officer and Director
Winnipeg, Manitoba                         Investors Group Inc.                       Investors Group Inc.
Canada
R3C 3B6 (business)                         Director                                   Director
                                           Investors Group Trust Co. Ltd.             Investors Group Trust Co. Ltd.

                                           Chairman of the Board and Director         Chairman of the Board and
                                           I.G. Investment Management, Ltd.           Director
                                                                                      I.G. Investment Management,
                                           Director                                   Ltd.
                                           Investors Group Trustco Inc.               Director
                                                                                      Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------
Michael A. Miller                          Executive Vice-President, Products and     Executive Vice-President,
447 Portage Avenue                         Distribution                               Products and Distribution
Winnipeg, Manitoba                         Investors Group Inc.                       Investors Group Inc.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Richard Elliott Archer                     Executive Vice-President, Investments      Executive Vice-President,
447 Portage Avenue                         Investors Group Inc.                       Investments
Winnipeg, Manitoba                                                                    Investors Group Inc.
Canada                                     Director
R3C 3B6 (business)                         Investors Group Trust Co. Ltd.             Director
                                                                                      Investors Group Trust Co. Ltd.
                                           President and Director
                                           I.G. Investment Management, Ltd.           President and Director
                                                                                      I.G. Investment Management,
                                           Director and President                     Ltd.
                                           Investors Group Trustco Inc.               Director and President
                                                                                      Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
Dale Alwyn George Parkinson                Executive Vice-President                   Executive Vice-President
447 Portage Avenue                         Investors Group Inc.                       Investors Group Inc.
Winnipeg, Manitoba
Canada                                     Chairman of the Board and Director         Chairman of the Board and
R3C 3B6 (business)                         Investors Group Trust Co. Ltd.             Director
                                                                                      Investors Group Trust Co. Ltd.

                                           Director                                   Director
                                           I.G. Investment Management, Ltd.           I.G. Investment Management,
                                                                                      Ltd.

                                           Director and Chairman                      Director and Chairman
                                           Investors Group Trustco Inc.               Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------
W. Gary Wilton                             Executive Vice-President, Client and       Executive Vice-President,
447 Portage Avenue                         Information Services                       Client and Information Services
Winnipeg, Manitoba                         Investors Group Inc.                       Investors Group Inc.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
William Terrence Wright, Q.C.              Senior Vice-President, General Counsel     Senior Vice-President, General
447 Portage Avenue                         & Secretary                                Counsel & Secretary
Winnipeg, Manitoba                         Investors Group Inc.                       Investors Group Inc.
R3C 3B6 (business)
                                           Vice President and General Counsel         Vice President and General
                                           Investors Group Trust Co. Ltd.             Counsel
                                                                                      Investors Group Trust Co. Ltd.
                                           Director, Senior Vice-President,
                                           General Counsel & Secretary                Director, Senior Vice-President,
                                           Investors Group Trustco Inc.               General Counsel & Secretary
                                                                                      Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------
Gregory D. Tretiak                         Senior Vice-President, Finance             Senior Vice-President, Finance
447 Portage Avenue                         Investors Group Inc.                       Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                         Senior Vice-President, Finance             Senior Vice-President, Finance
                                           Investors Group Trustco Inc.               Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------
Jean-Guy Gourdeau                          Senior Vice-President, Strategic           Senior Vice-President, Strategic
447 Portage Avenue                         Initiatives                                Initiatives
Winnipeg, Manitoba                         Investors Group Inc.                       Investors Group Inc.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Sandra A. Metraux                          Senior Vice-President, Marketing           Senior Vice-President, Marketing
447 Portage Avenue                         Investors Group Inc.                       Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                         Vice-President, Marketing                  Vice-President, Marketing
                                           Investors Group Trustco Inc.               Investors Group Trustco Inc.
Citizen of the United States of America
----------------------------------------------------------------------------------------------------------------------
Kevin E. Regan                             Senior Vice-President, Sales               Senior Vice-President, Sales
447 Portage Avenue                         Investors Group Inc.                       Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                         Vice-President, Sales Administration       Vice-President, Sales
                                           Investors Group Trustco Inc.               Administration
                                                                                      Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------
Glen A. Torgerson                          Senior Vice-President, Sales               Senior Vice-President, Sales
447 Portage Avenue                         Investors Group Inc.                       Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                         Vice-President, Sales                      Vice-President, Sales
                                           Investors Group Trustco Inc.               Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
Scott A. Penman                           Senior Vice-President, Equities            Senior Vice-President, Equities
447 Portage Avenue                        Investors Group Inc.                       Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                        Executive Vice-President and Director      Executive Vice-President and
                                          I.G. Investment Management, Ltd.           Director
                                                                                     I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------------
Alan Brownridge                           Senior Vice-President, Bonds               Senior Vice-President, Bonds
447 Portage Avenue                        Investors Group Inc.                       Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                        Senior Vice-President, Bonds               Senior Vice-President, Bonds
                                          I.G. Investment Management, Ltd.           I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------------
Robert G. Darling                         Senior Vice-President, Securities          Senior Vice-President,
447 Portage Avenue                        Investors Group Inc.                       Securities
Winnipeg, Manitoba                                                                   Investors Group Inc.
R3C 3B6 (business)                        Vice-President
                                          Investors Group Trust Co. Ltd.             Vice-President
                                                                                     Investors Group Trust Co. Ltd.
                                          Senior Vice-President, Securities and
                                          Director                                   Senior Vice-President,
                                          I.G. Investment Management, Ltd.           Securities and Director
                                                                                     I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------------
Domenic Grestoni                          Senior Vice-President, Corporate           Senior Vice-President, Corporate
447 Portage Avenue                        Investments                                Investments
Winnipeg, Manitoba                        Investors Group Inc.                       Investors Group Inc.
R3C 3B6 (business)
                                          Vice-President, Corporate Investments      Vice-President, Corporate
                                          Investors Group Trustco Inc.               Investments
                                                                                     Investors Group Trustco Inc.
                                          Assistant Secretary
                                          Investors Group Trust Co. Ltd.             Assistant Secretary
                                                                                     Investors Group Trust Co. Ltd.
                                          Senior Vice-President, Corporate
                                          Investments                                Senior Vice-President, Corporate
                                          I.G. Investment Management, Ltd.           Investments
                                                                                     I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------------
Brian C. Weatherby                        Senior Vice-President, Taxation            Senior Vice-President, Taxation
447 Portage Avenue                        Investors Group Inc.                       Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                        Vice-President, Taxation                   Vice-President, Taxation
                                          Investors Group Trustco Inc.               Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------
Murray Kilfoyle                           Senior Vice-President, Client Services     Senior Vice-President, Client
447 Portage Avenue                        Investors Group Inc.                       Services
Winnipeg, Manitoba                                                                   Investors Group Inc.
R3C 3B6 (business)                        Vice-President, Client Administration
                                          Investors Group Inc.                       Vice-President, Client
                                                                                     Administration
                                                                                     Investors Group Inc.
----------------------------------------------------------------------------------------------------------------------
Charles W. Whelan                         Senior Vice-President, Property            Senior Vice-President, Property
447 Portage Avenue                        Investors Group Inc.                       Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                        Senior Vice-President, Property and        Senior Vice-President, Property
                                          Director                                   and Director
                                          I.G. Investment Management, Ltd.           I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
Ronald D. Saull                            Senior Vice-President and Chief           Senior Vice-President and Chief
447 Portage Avenue                         Information Officer                       Information Officer
Winnipeg, Manitoba                         Investors Group Inc.                      Investors Group Inc.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Donna L. Janovcik                          Assistant Secretary                       Assistant Secretary
447 Portage Avenue                         Investors Group Inc.                      Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                         Assistant Secretary                       Assistant Secretary
                                           Investors Group Trustco Inc.              Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------
Richard W. Irish                           Associate Secretary                       Associate Secretary
447 Portage Avenue                         Investors Group Inc.                      Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Wayne Stanley Walker                       Senior Officer                            Senior Officer
447 Portage Avenue                         Investors Group Inc.                      Investors Group Inc.
Winnipeg, Manitoba
Canada                                     President, Chief Executive Officer and    President, Chief Executive
R3C 3B6 (business)                         Director                                  Officer and Director
                                           Investors Group Trust Co. Ltd.            Investors Group Trust Co. Ltd.
----------------------------------------------------------------------------------------------------------------------
Honourable Otto Lang, P.C., Q.C.           Chief Executive Officer                   Director
570 - 444 St. Mary Avenue                  Centra Gas                                Investors Group Trust Co. Ltd.
Winnipeg, Manitoba
R3C 3T1 (business)
----------------------------------------------------------------------------------------------------------------------
Sterling James McLeod                      Retired                                   Director
447 Portage Avenue                                                                   Investors Group Trust Co. Ltd.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
D.A.A. Ammeter                             Vice President, Financial Planning        Vice President, Financial
447 Portage Avenue                         Investors Group Trustco Inc.              Planning
Winnipeg, Manitoba                                                                   Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
J. Wiltshire                               Vice President,  Marketing Investment     Vice President,  Marketing
447 Portage Avenue                         Products                                  Investment Products
Winnipeg, Manitoba                         Investors Group Trustco Inc.              Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
S. Fitzhenry                               Vice President, Product Marketing         Vice President, Product
447 Portage Avenue                         Investors Group Trustco Inc.              Marketing
Winnipeg, Manitoba                                                                   Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
L. Perreault                               Vice President,                           Vice President,
447 Portage Avenue                         Communications                            Communications
Winnipeg, Manitoba                         Investors Group Trustco Inc.              Investors Group Trustco Inc.
Canada
R3C 3B6 (business)

----------------------------------------------------------------------------------------------------------------------
Brian Victor Jones                         Vice President,  Client Services          Vice President,  Client Services
447 Portage Avenue                         Investors Group Trustco Inc.              Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada                                     Vice-President                            Vice-President
R3C 3B6 (business)                         Investors Group Trust Co. Ltd.            Investors Group Trust Co. Ltd.
----------------------------------------------------------------------------------------------------------------------
J.B. McKay                                 Vice President,  Human Resources          Vice President,  Human Resources
447 Portage Avenue                         Investors Group Trustco Inc.              Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
A.J. Knowles                               Vice President, Training and                Vice President,
447 Portage Avenue                         Development                                 Training and Development
Winnipeg, Manitoba                         Investors Group Trustco Inc.                Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
J.   Hunek                                 Vice President,  Application Development    Vice President,  Application
447 Portage Avenue                         Services                                    Development Services
Winnipeg, Manitoba                         Investors Group Trustco Inc.                Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Rod DeVos                                  Vice President, Financial                   Vice President,
447 Portage Avenue                         Services Systems                            Financial Services Systems
Winnipeg, Manitoba                         Investors Group Trustco Inc.                Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Robert C. Murdoch                          Vice President,  Sales Automation           Vice President,  Sales
447 Portage Avenue                         Investors Group Trustco Inc.                Automation
Winnipeg, Manitoba                                                                     Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
David Cheop, Q.C.                          Vice President,  Corporate Compliance       Vice President,  Corporate
447 Portage Avenue                         Investors Group Trustco Inc.                Compliance
Winnipeg, Manitoba                                                                     Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Craig Johnston                             Vice President, Internal Audit              Vice President,
447 Portage Avenue                         Investors Group Trustco Inc.                Internal Audit
Winnipeg, Manitoba                                                                     Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Douglas E. Jones                           Assistant Secretary                         Assistant Secretary
447 Portage Avenue                         Investors Group Trustco Inc.                Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Donald J. MacDonald                        Assistant Secretary                         Assistant Secretary
447 Portage Avenue                         Investors Group Trustco Inc.                Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Betty Jane Wylie                           Author                                      Director
R.R. #1                                                                                Investors Group Trust Co.
Mactier, Ontario                                                                       Ltd.
P0C 1H0
----------------------------------------------------------------------------------------------------------------------
Jean-Claude Bachand                        Lawyer                                      Director
Suite 3900                                 Byers Casgrain                              Investors Group Trust Co.
1, Place Ville-Marie                                                                   Ltd.
Montreal, Quebec
H3B 4M7 (business)
----------------------------------------------------------------------------------------------------------------------
Roger George Joseph Blanchette             Treasurer                                   Treasurer
447 Portage Avenue                         Investors Group Trustco Inc.                Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada                                     Vice-President and Treasurer                Vice-President and Treasurer
R3C 3B6 (business)                         Investors Group Trust Co. Ltd.              Investors Group Trust Co.
                                                                                       Ltd.
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Audrey Joan Penner                         Assistant Secretary                         Assistant Secretary
447 Portage Avenue                         Investors Group Trustco Inc.                Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada                                     Secretary                                   Secretary
R3C 3B6 (business)                         Investors Group Trust Co. Ltd.              Investors Group Trust Co. Ltd.
----------------------------------------------------------------------------------------------------------------------
William Donald Chornous                    Vice-President, Portfolio Manager           Vice-President, Portfolio
447 Portage Avenue                         I.G. Investment Management, Ltd.            Manager
Winnipeg, Manitoba                                                                     I.G. Investment Management,
Canada                                                                                 Ltd.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Tighe Alan McManus                         Vice-President, Portfolio Manager           Vice-President, Portfolio
447 Portage Avenue                         I.G. Investment Management, Ltd.            Manager
Winnipeg, Manitoba                                                                     I.G. Investment Management,
Canada                                                                                 Ltd.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Geoff Barth                                Vice-President, Portfolio Manager           Vice-President, Portfolio
447 Portage Avenue                         I.G. Investment Management, Ltd.            Manager
Winnipeg, Manitoba                                                                     I.G. Investment Management,
Canada                                                                                 Ltd.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Paul Hancock                               Vice-President, Portfolio Manager           Vice-President, Portfolio
447 Portage Avenue                         I.G. Investment Management, Ltd.            Manager
Winnipeg, Manitoba                                                                     I.G. Investment Management,
Canada                                                                                 Ltd.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Jeff Hall                                  Vice-President, Portfolio Manager           Vice-President, Portfolio
447 Portage Avenue                         I.G. Investment Management, Ltd.            Manager
Winnipeg, Manitoba                                                                     I.G. Investment Management,
Canada                                                                                 Ltd.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Donald Bruce Smith                         Vice-President, Mortgages                   Vice-President, Mortgages
447 Portage Avenue                         I.G. Investment Management, Ltd.            I.G. Investment Management,
Winnipeg, Manitoba                                                                     Ltd.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Murray James Mitchell                      Vice-President, Real Estate and             Vice-President, Real Estate and
447 Portage Avenue                         Portfolio Manager                           Portfolio Manager
Winnipeg, Manitoba                         I.G. Investment Management, Ltd.            I.G. Investment Management,
Canada                                                                                 Ltd.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Michele Helen Peterson                     Vice-President, Mortgages, Ontario          Vice-President, Mortgages,
Suite 210                                  Region                                      Ontario Region
200 Yorkland Blvd                          I.G. Investment Management, Ltd.            I.G. Investment Management,
Toronto  ON                                                                            Ltd.
M2J 5C1
----------------------------------------------------------------------------------------------------------------------
Edwin Reinhold Buss                        Treasurer- Securities                       Treasurer- Securities
447 Portage Avenue                         I.G. Investment Management, Ltd.            I.G. Investment Management,
Winnipeg, Manitoba                                                                     Ltd.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------
Allister Lawson Gunson                     Assistant Secretary                         Assistant Secretary
447 Portage Avenue                         Investors Group Trust Co. Ltd.              Investors Group Trust Co. Ltd.
Winnipeg, Manitoba
Canada                                     Assistant Secretary                         Assistant Secretary
R3C 3B6 (business)                         Investors Group Trustco Inc.                Investors Group Trustco Inc.

                                           Assistant Secretary                         Assistant Secretary
                                           I.G. Investment Management, Ltd.            I.G. Investment Management,
                                                                                       Ltd.
----------------------------------------------------------------------------------------------------------------------

Exhibit A

                             Joint Filing Agreement
                             ----------------------

       In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares, no par value, of Salix Holdings, Ltd., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument

       IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of December, 1998.

                      INVESTORS GROUP INC.


                      By:  /s/ Edwin R. Buss
                           ----------------------------------------
                           Edwin R. Buss, as
                           Attorney-in-Fact for
                           Hugh Sanford Riley,
                           President and Chief
                           Executive Officer of
                           Investors Group Inc.

                      INVESTORS GROUP TRUSTCO INC.


                      By:  /s/ Edwin R. Buss
                           ----------------------------------------
                           Edwin R. Buss, as
                           Attorney-in-Fact for
                           Richard Elliott Archer,
                           President of
                           Investors Group Trustco Inc.

                      INVESTORS GROUP TRUST CO. LTD.


                      By:  /s/ Edwin R. Buss
                           ----------------------------------------
                           Edwin R. Buss, as
                           Attorney-in-Fact for
                           Wayne Stanley Walker,
                           President and Chief Executive Officer
                           Investors Group Trust Co. Ltd.

                      I.G. INVESTMENT MANAGEMENT, LTD.


                      By:  /s/ Edwin R. Buss
                           ----------------------------------------
                           Edwin R. Buss, as
                           Attorney-in-Fact for
                           Richard Elliott Archer,
                           President of
                           I.G. Investment Management, Ltd.

                      INVESTORS CANADIAN SMALL CAP FUND


                      By:  /s/ Edwin R. Buss
                           ----------------------------------------------
                           Edwin R. Buss,
                           as Attorney-in-Fact for
                           Wayne Stanley Walker,
                           President and Chief Executive Officer of
                           Investors Group Trust Co. Ltd.,
                           as Trustee for
                           Investors Canadian Small Cap Fund

Exhibit B

                                Power of Attorney
                                -----------------

       KNOW ALL MEN BY THESE PRESENTS, THAT I, Hugh Sanford Riley, President and Chief Executive Officer of Investors Group Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

       IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                  /s/ Hugh Sanford Riley
                                  --------------------------
                                       Hugh Sanford Riley


       BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Hugh Sanford Riley, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

       IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                  /s/ Douglas E. Jones
                                  --------------------------
                                         Notary Public

Exhibit C
                              Power of Attorney
                              -----------------

         KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of Investors Group Trustco Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trustco Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                     /s/  Richard Elliot Archer
                                     --------------------------------
                                             Richard Elliot Archer


         BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

         IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                     /s/  Douglas E. Jones
                                     ---------------------------
                                            Notary Public

Exhibit D
                              Power of Attorney
                              -----------------

         KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trust Co. Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                          /s/  Wayne Stanley Walker
                                          -------------------------------
                                                 Wayne Stanley Walker


         BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

         IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                          /s/   Douglas E. Jones
                                          --------------------------
                                                  Notary Public

Exhibit E
                              Power of Attorney
                              -----------------

         KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                         /s/   Richard Elliot Archer
                                         -----------------------------------
                                                  Richard Elliot Archer


         BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

         IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                         /s/   Douglas E. Jones
                                         ------------------------------
                                                 Notary Public

Exhibit F
                              Power of Attorney
                              -----------------

         KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Small Cap Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Canadian Small Cap Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                         /s/   Wayne Stanley Walker
                                         ---------------------------------
                                                 Wayne Stanley Walker


         BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

         IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                         /s/   Douglas E. Jones
                                         ------------------------------
                                                Notary Public